77D

On February 17, 2004, the Board of  Directors approved a revision to a non-fundamental investment policy of the Registrant as follows:

                Revised Policy:  The Fund is permitted to invest in securities of other investment companies with similar investment objectives as the Fund, including exchange traded funds that mirror the Standard & Poor's 500 Composite Stock Price Index, for temporary purposes only, within the limits prescribed by the Investment Company Act of 1940, as amended.